

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2020

Via E-mail
Paul W. Hoelscher
Chief Financial Officer
Horizon Therapeutics Public Limited Company
Connaught House, 1st Floor
1Burlington Road
Dublin 4, Ireland D04 C5Y6

Re: Horizon Therapeutics Public Limited Company
Form 10-Q for the Quarterly Period Ended September 30, 2019
Exhibit No. 10.1 - Mutual Settlement, Release and Media License Agreement, effective as of December 21, 2016, by and between River Vision Development Corp. and Boehringer Ingelheim Biopharmaceuticals GmbH
Filed November 6, 2019
File No. 001-35238

Dear Mr. Hoelscher:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance